United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on August 19, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on August 19, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) has completed its previously announced offering of Cdn$20,025,000 of units, on a “bought deal” basis, at a price of Cdn$0.75 per unit (the “Offering”).  The Offering was conducted by a syndicate of underwriters. The Corporation has also completed the issue and sale of an additional Cdn$3,003,750 of units pursuant to the exercise, in full, of the previously announced over-allotment option granted to the underwriters to purchase 4,005,000 additional units on the same terms and conditions as the Offering. With exercise of the over-allotment option, the aggregate gross proceeds to the Corporation from the Offering is Cdn$23,028,750.

Item 5.1

Full Description of Material Change

The Corporation has completed its previously announced offering of Cdn$20,025,000 of units, on a “bought deal” basis, at a price of Cdn$0.75 per unit (the “Offering”).  The Offering was conducted by a syndicate of underwriters. The Corporation has also completed the issue and sale of an additional Cdn$3,003,750 of units pursuant to the exercise, in full, of the previously announced over-allotment option granted to the underwriters to purchase 4,005,000 additional units on the same terms and conditions as the Offering. With exercise of the over-allotment option, the aggregate gross proceeds to the Corporation from the Offering is Cdn$23,028,750.

Each unit consists of one (1) common share (a “Common Share”) and one half of one common share purchase warrant, each whole warrant (a “Warrant”) is exercisable at Cdn$1.25 for a period of 5 years after closing (each common share issuable upon exercise thereof, a “Warrant Share”).  In the event that the volume weighted average trading price of the Corporation’s common shares on the TSX (or such other stock exchange or quotation system on which the Corporation’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds $2.50, the Corporation may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders.

The TSX has accepted the Warrants together with the Common Shares and Warrant Shares for listing.

The net proceeds from the Offering  are approximately Cdn$21,077,312 (after deduction of fees and expenses), and will be used: (i) to finance general administrative expenses to maintain capacity for the following 12 months; (ii) to evaluate grassroots gold-silver epithermal targets in the Santa Cruz and San Juan provinces;  (iii) for property payments, transfer costs and exploration at the Los Azules Project; and (iv) for working capital.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to or for the account or benefit of “U.S. Persons” (as defined in Regulation S under the U.S. Securities Act) absent U.S. registration or an applicable exemption from U.S. registration requirements.  This press release does not constitute an offer of securities for sale in the United States or to or for the account or benefit of U.S. Persons.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Robert R. McEwen, President, CEO and Executive Chairman at (647) 258-0395.

Item 9

Date of Report

August 19, 2009

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, President, CEO and Executive Chairman

Dated:

August 19, 2009